

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2014

<u>Via E-mail</u>
Marianne Lake
Executive Vice President and Chief Financial Officer
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017

> **Re:** **JPMorgan Chase & Co.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 20, 2014**
> **File No. 1-5805**

Dear Ms. Lake:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. In your letters to us dated January 18, 2012 and February 14, 2012, you discussed contacts with Syria, Sudan and Cuba. As you are aware, Syria, Sudan and Cuba are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your 10-K does not include disclosure about contacts with those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, Sudan and Cuba since your 2011 letters, whether through subsidiaries, affiliates, customers or other direct or indirect arrangements. You should describe any products, services or technology you have provided to Syria, Sudan and Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Syria, Sudan and Cuba described in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

    In this regard, we note that your most recent proxy statement again includes a shareholder proposal requesting that your board institute transparent procedures to prevent holding investments in companies that substantially contribute to genocide or crimes against humanity. The proposal states that you are a large holder of PetroChina which, through its parent, China National Petroleum Company, is Sudan's largest trading partner. We are aware of 2012 and 2013 articles discussing such shareholder proposals and stating that you own shares in PetroChina and Sinopec, a company they report also is recognized as contributing to the genocide in Sudan. Please discuss for us the potential reputational impact of the proposal and articles linking you to PetroChina and Sinopec.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Suzanne Hayes
   Assistant Director
   Division of Corporation Finance